Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2009

Darren Parmenter
Senior Vice President and Chief Accounting Officer
(Principal Financial Officer)
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

  Re: **Hilltop Holdings Inc.**
      Item 4.02 Form 8-K
      Filed March 16, 2009
      File No. 001-31987

Dear Mr. Parmenter:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 (b) Form 8-K filed March 16, 2009

1. Item 4.02 requires a company to file a Form 8-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the company's previously issued financial statements covering one or more years or interim periods no longer should be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20. The

Form 8-K is required to be filed within 4 business days based on the date such conclusion is made by the board of directors. Refer to SEC Release 33-8400. We see that you filed the Item 4.02 8-K on March 16, 2009, the same day you filed your restated financial statements, and had made the decision that the financial statement could no longer be relied upon on March 11, 2009, five days before you filed your restated financial statements. Further, we note your disclosure which states "During fourth quarter of 2008, the Company also implemented an additional control" to remediate the material weakness associated with this error. In light of the aforementioned, please advise us as to the date the board of directors concluded that your financial statements, as previously reported, should no longer be relied upon and advise us regarding the timeliness of your Form 8-K.

2.   Please amend your filing to disclose the circumstances that led to the discovery of the error described in your Form 8-K. Further, please elaborate on what is meant by "an error in the application of a prepayment from a reinsurer".

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant